Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

HELIUS MEDICAL TECHNOLOGIES, INC.

Helius Medical Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is Helius Medical Technologies, Inc. and the date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was July 18, 2018 (as previously corrected, the “Certificate of Incorporation”);

SECOND: The Board of Directors of the Corporation has duly adopted resolutions proposing and declaring advisable that the Certificate of Incorporation be amended as set forth herein and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation;

THIRD: The Certificate of Incorporation is hereby amended by deleting the Paragraph A of ARTICLE IV in its entirety and inserting the following in lieu thereof:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is one hundred sixty million (160,000,000) shares, of which one hundred fifty million (150,000,000) shares shall be Class A Common Stock (“Common Stock”), having a par value per share of $0.001, and ten million (10,000,000) shares shall be Preferred Stock, having a par value per share of $0.001. Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Certificate of Incorporation, each fifteen (15) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Capital Market on the last trading day before the Effective Time (as adjusted to give effect to the Reverse Split).”

FOURTH: Pursuant to a resolution of the Board of Directors of the Corporation, this Certificate of Amendment to the Certificate of Incorporation was submitted to the stockholders of the Corporation for their approval and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 5:00 p.m. Eastern time on May 1, 2025.

In Witness Whereof, Helius Medical Technologies, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 30th day of April, 2025.

Helius Medical Technologies, Inc.
By:	/s/ Jeffrey S. Mathiesen
Name:	Jeffrey S. Mathiesen
Title:	Chief Financial Officer, Treasurer and Secretary